Exhibit 99.1

INTERMAP TECHNOLOGIES CORPORATION

REPORT OF VOTING RESULTS

Annual General Meeting of the Shareholders held on June 24, 2026

National Instrument 51-102 Continuous Disclosure Obligations (Section 11.3)

The following sets forth a brief description of each matter which was voted upon at the annual general meeting of shareholders of Intermap Technologies Corporation (the “Company”) held on June 24, 2026 (the “Meeting”) and the outcome of the vote in respect of such matters. A total of 22,993,978 Class A common shares of the Company (“Common Shares”), representing 31.16% of the total Common Shares outstanding, were represented in person or by proxy at the Meeting.

	Description of Matter Voted Upon	Result of Vote	Votes For	Votes Withheld
1.	Ordinary resolution to approve the election of the following directors to hold office until the close of the next annual meeting of the Company’s shareholders, until their successors are duly elected or appointed, or until they otherwise cease to hold office:

	Patrick A. Blott	Elected	9,680,897	2,675,508
			(78.35%)	(21.65%)
	Philippe Frappier	Elected	10,220,543	2,135,862
			(82.71%)	(17.29%)
	Jordan Tongalson	Elected	10,260,390	2,096,015
			(83.04%)	(16.96%)

2.

Ordinary resolution to approve the appointment of MNP LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual general meeting of shareholders, with remuneration to be determined by the board of directors of the Company.

		Passed	21,671,487 (97.19%)	627,744 (2.82%)